ENVIROKARE TECH, INC.

September 5, 2007

Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, D. C.  20549-7010

Re:  Envirokare Tech, Inc.
      SEC Comment Letter, dated August 29, 2007 ("Comment Letter")

Dear Sir:

      Set forth below is our response to your referenced Comment Letter concerning our Form 8-K, dated August 27, 2007 and filed with the Commission on August 28, 2007:

            Item 1.  We have amended and accordingly extended paragraph 2 of our Form 8-K to include "the subsequent interim period preceding August 27, 2007, the date of dismissal of WW."

            Item 2.  We have amended and accordingly extended both paragraph 3 and paragraph 5 of our Form 8-K to also include "the subsequent interim period preceding August 27, 2007, the date of dismissal of WW."

            Item 3.  We are currently conferring with PMB Helin Donovan, LLP to ascertain that they may be or will be in compliance with the State of New York licensing requirements and that they are able to undertake the accounting and audit engagement with the company.

            Item 4.  An updated Exhibit 16 letter has been obtained from the former accountant and that letter will be filed as an exhibit to Form 8-K, Amendment No.1, dated September 5, 2007, which letter states that the former accountant agrees with the statements made in the revised Form 8-K.

      We hereby acknowledge (i) our responsibility for the adequacy and accuracy of the disclosure in our Securities filings; (ii) that any Staff comments or changes made by us to our disclosure in response to Staff comments does and will not foreclose the Commission from taking any action with respect to the filing and (iii) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We request that Richard L. Russell, Esq. be contacted at his direct Telephone No. 212-213-3549 or Facsimile No. 212-689-3315 should you have further comments or concerns.

                                          Very truly yours,

                                          ENVIROKARE TECH, INC.

                                          By: /s/ George E. Kazantzis
                                          George E. Kazantzis, President and Principal Financial Officer